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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       September 1, 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/Helen Mahy
By:_________________________
Name: Helen Mahy
Title: Secretary

Date: September 1, 2003

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for August 2003

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE            DETAILS

27.8.03           Optional Redemption of Bonds - National Grid Company plc

26.8.03           Directors' Interests - (Mr R P Sergel) NGT shares in the Thrift Plan

22.8.03           Directors' Interests - (S Lucas and J Wybrew) - LTIS reinvestment of dividend (on receipt by trustee of NGT's 20 August final                         dividend)

22.8.03           Quest Operation

11.8.03           Quest Operation

11.8.03           Blocklisting six-monthly return

11.8.03           Euro Medium Term Note Programme

11.8.03           Capital Group's interest increased to 8.02%.

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for August 2003

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

National Grid Transco plc (NGT)

11 August 2003

Notification of Interest in NGT Ordinary Shares, Pursuant to Section 198 to 208 of The Companies Act 1985

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NGT today received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 8.02% (247,071,463 shares) at 7 August 2003.

National Grid Transco plc (NGT)

11 August 2003

EURO MEDIUM TERM NOTE PROGRAMME

National Grid Transco plc announces that it has today issued EUR 75,000,000 Floating Rate Instruments due 11 August 2005 Series No 6 Tranche No 1, as part of its EUR 4,000,000,000 Euro Medium Term Note Programme.

Enquiries:

Andrew Kluth +44 (0) 20 7004 3365

National Grid Transco plc (NGT)

11 August 2003

Block Listing Six Monthly Return

NB: Refererences are to NGT Ordinary shares of 10p.

1. Name of Company	National Grid Transco plc
2. Name of Schemes	Employee Shareschemes
3. Period	1 February 2003 to 31 July 2003.
4. Shares not issued at end of last period:	6,987,061
5. Shares issued/allotted during period:	1,023,791
6. Balance not yet issued/allotted at end of period:	5,963,270
7. No. of shares originally listed and date of admission:	At 21 October 2002, on the merger with Lattice Group, the issued capital was increased to 3,100,310,449
Total number of shares in issue at end of the period: 3,077,662,852 (after repurchase and cancellation of 24,225,000 shares in the period).

Contact: D C Forward, Assistant Secretary

Tel: (020 7004 3226)

National Grid Transco plc (NGT)

11 August 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

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On Friday 8 August 2003, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 11,712 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (NGT)

22 August 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

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Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 1,665 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (NGT)

22 August 2003

Directors Interests

Following the NGT final divident payment of 10.34p net per ordinary share; on 21 August 2003 the trustee of teh Lattice Group Employees Share Trust reinvested funds received in respect of shares held under the Lattice Long Term Incentive Scheme (the 'LTIS') 1999 awards, for each of Steve Lucas and John Wybrew, at a market price of 400.25p per share, as follows:

------------------------ -------------- -------------------- -------------- ----------------------
Director                 Existing       Additional shares    Revised LTIS   Total NGT
                         LTIS Award     from dividend        total          Share Interest after
                                        Reinvestment                        event
------------------------ -------------- -------------------- -------------- ----------------------
------------------------ -------------- -------------------- -------------- ----------------------
Steve Lucas              31,728          813                 32,541         405,594
------------------------ -------------- -------------------- -------------- ----------------------
------------------------ -------------- -------------------- -------------- ----------------------
John Wybrew              116,179        2,980                119,159        569,254
------------------------ -------------- -------------------- -------------- ----------------------

National Grid Transco plc (NGT)

26 August 2003

Notification of Directors' Interests

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The Trustee of the National Grid USA Incentive Thrift Plan (the 'Thrift Plan') has today notified NGT that:

Mr. R P Sergel's interest in NGT shares in the Thrift Plan was increased by reinvestment of the August 2003 NGT interim dividend received, as follows:

15.323 Ordinary Share ADRs on 20 August 2003 at US $40.93 per ADR.

National Grid Transco plc (NGT)

27 August 2003

NATIONAL GRID COMPANY PLC - OPTIONAL REDEMPTION OF BONDS

National Grid Company plc has given notice that it will exercise its optional right to redeem all of the outstanding 4.25 per cent. Exchangeable Bonds due 2008, effective on 29 September 2003. Full notice will be given to bondholders on or before Friday 29 August 2003.

Contact: Malcolm Cooper, Treasury (+44 (0) 207 004 3340)